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                                                                    EXHIBIT 4.15




Ref: Addendum employment contract F. Zwinkels

Considering Folkert Zwinkels is currently employed as Treasurer with James Hardie International Finance B.V. and additionally has been appointed to the Managing Board of James Hardie Industries N.V. as from August 2003.

James Hardie Industries NV, legally represented by her CEO Peter Macdonald, intends to add the following articles to the current employment contract between James Hardie International Finance B.V. and Folkert Zwinkels;

Severance fee

1. If James Hardie International Finance B.V. gives notice of the termination or applies for the dissolution of the employment contract with Zwinkels, it will be required to pay Zwinkels a severance fee equivalent to 12 months' pre-tax salary. This fee will not be payable if the termination can be attributed exclusively to an act or omission or a series of acts or omissions or other performance related issues committed by Zwinkels in his position of Treasury Manager, or if the termination is based on urgent grounds as described in section 7:678 or section 7:685 of the Netherlands Civil Code.

2. Zwinkels will not be entitled to any other compensation for the termination of the employment contract aside from the fee referred to in the preceding paragraph. If any court awards a higher fee or compensation, Zwinkels hereby waives his entitlement to any sum in excess of 12 months' pre-tax salary.

Date: 6 August 2004

Duly signed and authorised by                        For approval:

/s/ P. Macdonald                                     /s/ F. Zwinkels
----------------                                     ---------------
P. Macdonald                                         F. Zwinkels